ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-200411

$250,000,000

KANSAS CITY SOUTHERN

3.125% Senior Notes due 2026

May 11, 2016

This Pricing Supplement is qualified in its entirety by reference to the base prospectus dated November 20, 2014 and the related preliminary prospectus supplement dated May 11, 2016 (together, the “Preliminary Prospectus”). The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent this information is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus.

Issuer:	Kansas City Southern (the “Company”)

Title of Securities:	3.125% Senior Notes due 2026 (the “Notes”)

Guarantees:	The Notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by each of the Company’s current and future domestic subsidiaries (each, a “Guarantor”) that from time to time guarantees the Company’s $800.0 million revolving credit facility or any other debt of the Company or any of the Company’s significant subsidiaries that is a Guarantor.

Aggregate Principal Amount:	$250,000,000

Final Maturity Date:	June 1, 2026

Issue Price:	99.487% plus accrued interest, if any, from the issue date

Coupon:	3.125%

Yield to Maturity:	3.185%

Benchmark Treasury:	UST 1.625% due February 15, 2026

Benchmark Treasury Price / Yield:	99-00+ / 1.735%

Spread to Benchmark Treasury:	145 basis points

Interest Payment Dates:	June 1 and December 1

Record Dates:	May 15 and November 15

First Interest Payment Date:	December 1, 2016

Optional Redemption:

Prior to March 1, 2026 (the date that is three months prior to the maturity date), the Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then-current Treasury Rate, plus 25 basis points, plus accrued interest to but excluding the redemption date.

On or after March 1, 2026 (the date that is three months prior to the maturity date), the Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued interest to but excluding the redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Citigroup Global Markets Inc.

Senior Co-Manager:	Wells Fargo Securities, LLC

Co-Managers:	SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Trade Date:	May 11, 2016

Settlement Date:	May 16, 2016 (T+3)

CUSIP / ISIN Numbers:	485170 BA1 / US485170BA12

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The representatives of the underwriters can arrange to send you the Preliminary Prospectus if you request it by calling J.P. Morgan Securities LLC at 212-834-4666, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.

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